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                                                                      Exhibit 37


             [LETTERHEAD OF AMERICAN BANKERS INSURANCE GROUP, INC.]


News Release
                                                      Contact: Bruce Camacho
                                                    Executive Vice President
                                                          Investor Relations
                                                              (305) 252 7060


FOR IMMEDIATE RELEASE


        Miami, Florida, March 17, 1998...American Bankers Insurance Group, Inc. (NYSE: ABI) announced today that the Board of Directors of the Company has determined, after consultation with its legal and financial advisors, and based upon information currently available to it, that the terms of the revised offer by Cendant Corporation to acquire American Bankers for cash and stock with a value of $67 per share of American Bankers common stock meet the definition of a "Superior Proposal", as defined in the merger agreement with AIG. ABI has therefore instructed its legal and financial advisors to commence discussions with Cendant with respect to the offer, as permitted by the merger agreement with AIG, including seeking answers to the questions previously submitted by the Company to Cendant.

        American Bankers Insurance Group, Inc. (ABI) concentrates on marketing affordable, specialty insurance products and services through financial institutions, retailers and other entities offering consumer financing as a regular part of their business. ABI, through its insurance subsidiaries, operates in the United States, Canada, the Caribbean, Latin America and the United Kingdom.